

Mike L.

An operationally-focused B2B entrepreneur with more than 20 years technical sales and consulting experience.

Daytona Beach, Florida Area

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 **Four Step Marketing Consultants**

 **University of Maryland Baltimore County**

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 440 connections

Mike is a professional-service entrepreneur with 15 years experience selling and managing professional service contracts valued in excess of $10M. As the founder of Qualatech, one of the largest managed IT service firms in Washington, DC, Mike led the company from customer #1 in 200...

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Experience



Chief Operating Officer
Four Step Marketing Consultants
Aug 2017 – Present   • 11 mos
DeLand, Florida

In this role, I support the CEO and executive team through planning, directing and overseeing our B2B consulting policies. I am currently responsible for designing, measuring and delivering our trademarked Four Step Marketing programs to Mid and Enterprise business market segments and implementing a new service lifecycle.

In this role, I often act as a liaison between the company and clients to ensure service quality and that we over-deliver on value. I provide day-to-day operational oversight and mentor staff to help align with organizational goals and coordinate with HR to recruit and retain key talent.

Because of my previous business-ownership experience, I am able to influence many aspects of our organization including marketing, finance, training and operations.

 **Managing Member**
Qualatech
Dec 2003 – Jul 2017   • 13 yrs 8 mos
Bethesda, MD

I had the privilege to be one of the team leaders at Qualatech. It was a lot of work but I wouldn't have traded it for the world. We had the most amazingly talented people I have ever met, innovative service products and a company culture where fast-paced-change was embraced.

I was directly responsible for new client acquisition and customer retention. That responsibility included a number of tangential roles where I influenced a portion of operations, branding, sales and marketing and finance.

My favorite part of the job was that I got the opportunity to meet business owners & executives from just about every industry both in the DC area and beyond. With so many connections to various types of business leaders, I've learned a lot from them about how IT made their business more profitable and how IT had literally drained their profits away.

I feel this experience uniquely positioned me as an expert in the arena of outsourced IT service delivery and B2B sales. It also uniquely qualified me as strategic adviser for mid-large companies on how they can reduce IT expenditures while increasing their efficacy through outsourcing.

Systems Engineer
SAIC
2002 – 2005 • 3 yrs

Provided technical consulting to DOD & intelligence agency clients in the DC area.

Network Consultant
Lockheed Martin Information Technology
Mar 2000 – Mar 2002 • 2 yrs 1 mo

Supported Social Security Administration in Baltimare, MD. Specifically, provided various levels of server and network infrastructure support to the agency's software development/testing lab.

IT Manager
HJ Ford & Assocaites
Apr 1999 – Mar 2000 • 1 yr

Provided on-site network management/consulting to DOD Joint Staff networks.

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Education

University of Maryland Baltimore County
Management Information Systems, General
1998 – 2002

Berean Bible College
Theology/Theological Studies

Volunteer Experience

Volunteer Manager
Crossroad Christian Church
Oct 2011 – Present • 6 yrs 9 mos

Coordination of schedules, purpose-driven team leadership, public speaking & musical performance.

Skills & Endorsements

Technical Support · 26

Endorsed by **Carson Babbitt, who is highly skilled at this**

Endorsed by **3 of Mike's colleagues at SAIC**

Virtualization · 25

Endorsed by **3 of Mike's colleagues at SAIC**

SharePoint · 22

Endorsed by **3 of Mike's colleagues at SAIC**

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Recommendations

Received (0)   Given (2)



Tony Williams
President - CEO at Williams
Marketing Systems, LLC
May 7, 2018, Mike was Tony's
mentor

Tony is an outlier among marketing consultants and someone that every business executive needs in their corner. He creatively combines business ownership & executive management experience with marketing know-how to produce results that will move the needle for any organization. We're thrilled to have someone of Tony's caliber as one of our Licensed Four Step Marketing Consultants. He brings so much to the table and his willingness to freely share makes everyone at the table better because of it. Thanks Tony!



Eric VanAmburg
Program Manager Director
at SalientCRGT
August 6, 2015, Mike managed
Eric directly

Eric was instrumental in supporting our contract with List Innovative Solutions which was eventually acquired by Salient Federal. Eric is technically superior; however, that's not his greatest value. He values people and speaks to people with respect and empathy. He understands how technology makes an impact on business and is able to architect technical business solutions but also articulate them to customers. I recommend him without reservation.

Mike Law
Qualatech
(301) 841-8057 x115

